EXHIBIT 99.1

BOWDENS SILVER PROJECT

RECEIVES FINAL DEVELOPMENT APPROVAL AND

RESOURCE UPGRADE

TORONTO, CANADA – April 4, 2023 – Vox Royalty Corp. (TSXV: VOX) (NASDAQ: VOXR) (“Vox” or the “Company”), a returns focused mining royalty company, is pleased to share a major recent permitting decision and resource update for the Bowdens silver-lead-zinc project in New South Wales, Australia (“Bowdens Silver Project”) from its royalty operating partner Silver Mines Limited (ASX: SVL) (“Silver Mines”) on April 3, 2023 and March 31, 2023. Vox holds a 0.85% gross revenue royalty on the Bowdens Silver Project and a 1% gross revenue royalty over surrounding regional exploration tenure.

Riaan Esterhuizen, Executive Vice President – Australia stated: “This final Bowdens development approval and substantial upgrade to 323 million ounces of measured and indicated silver equivalent resource, with a further 73 million ounces of inferred silver equivalent resource, paves the way for a near-term final investment decision for this potential Australian mine with an expected life of up to 23 years. The addition of a maiden gold resource estimate, comprising 96,000 ounces of measured and indicated gold resource, with a further 96,000 ounces of inferred gold resource, adds further organic value to our gross revenue royalty. We eagerly look forward to the release of optimised open-cut mine studies and updated ore reserves by Silver Mines later this year.”

Final Development Approval

•	On April 3, 2023, Silver Mines announced:
o	The Independent Planning Commission of New South Wales (“IPC”) has approved the Bowdens Silver Project allowing it to proceed to development and production subject to conditions of consent;
o

This development approval follows comprehensive stakeholder engagement processes by Silver Mines with various Government authorities including the New South Wales Department of Planning and Environment and finally, the IPC;

o	Silver Mines’ Managing Director, Anthony McClure, stated:
■	“The IPC’s decision is the most significant milestone for the Company since we took over the project in mid-2016”;
■

“We now look forward to getting on with delivering the Project. After the significant upgrade to our Mineral Resources as announced last week, the Company is undertaking a significant optimisation program updating the Bowdens Silver Feasibility Study”; and

o

According to Silver Mines, “The mine’s 23-year life, including 16.5 years of silver production and by-products of zinc and lead, underpins significant value potential for Bowdens Silver” and “the project has substantial potential expansion opportunities”.

Mineral Resource Estimate Update(1)(2)

•	On March 31, 2023, Silver Mines announced the Bowdens Silver Project Mineral Resource estimate for all categories has been upgraded as follows;
o	Compared to the September 2017 Mineral Resource estimate, the March 2023 resource estimate represents a 50% increase in total Measured & Indicated tonnes and a 87% increase in total Inferred tonnes;
o	The revised March 2023 mineral resource at a 30g/t silver equivalent (“AgEq”) cut-off grade is:
■	Measured: 107Mt @ 68g/t AgEq for 235Moz contained silver equivalent, or 40g/t Ag, 0.36% Zn, 0.25% Pb, 0.03g/t Au for 137Moz contained silver;
■	Indicated: 50Mt @ 55g/t AgEq for 88Moz contained silver equivalent, or 20g/t Ag, 0.38% Zn, 0.26% Pb, 0.09g/t Au for 33Moz contained silver;
■	Inferred: 43Mt @ 62g/t AgEq for 73Moz contained silver equivalent, or 14g/t Ag, 0.39% Zn, 0.29% Pb, 0.13g/t Au for 19Moz contained silver;
o	The Mineral Resource estimate also includes a maiden gold resource estimate (at a 0.2g/t gold cut-off) of:
■	Measured: 3.5Mt @ 76g/t AgEq or 0.31g/t Au, 18g/t Ag, 0.46% Zn, 0.30% Pb for 35Koz contained gold;

■	Indicated: 6.0Mt @ 71g/t AgEq or 0.31g/t Au, 12g/t Ag, 0.46% Zn, 0.31% Pb for 61Koz contained gold;
■	Inferred: 9.5Mt @ 75g/t AgEq or 0.31g/t Au, 11g/t Ag, 0.50% Zn, 0.41% Pb for 96Koz contained gold;
o

Anthony McClure, Silver Mines Managing Director, commented, “The high component of Measured and Indicated Mineral Resources reflects increased geological confidence and provides considerable scope in delivering further project longevity. This result validates our programs in delivering value for our shareholders, to the State of New South Wales, our local communities and other stakeholders”; and

o	The updated Mineral Resource estimate will be used to optimise open-cut mine studies and drive Mineral Resource to Ore Reserve conversion.

Figure 1. Resource model looking west showing the resource blocks at a 120g/t Ag Eq cut off (right side)

and blocks using a 0.2g/t Au cut off (left side)

(Source: https://www.silvermines.com.au/wp-content/uploads/2023/03/2533589.pdf)

Qualified Person

Timothy J. Strong, MIMMM, of Kangari Consulting LLC and a “Qualified Person” under NI 43-101, has reviewed and approved the scientific and technical disclosure contained in this press release.

About Vox

Vox is a returns focused mining royalty company with a portfolio of over 60 royalties and streams spanning eight jurisdictions. The Company was established in 2014 and has since built unique intellectual property, a technically focused transactional team and a global sourcing network which has allowed Vox to target the highest returns on royalty acquisitions in the mining royalty sector. Since the beginning of 2020, Vox has announced over 25 separate transactions to acquire over 50 royalties.

Further information on Vox can be found at www.voxroyalty.com.

For further information contact:

Riaan Esterhuizen	Kyle Floyd
Executive Vice President – Australia	Chief Executive Officer
riaan@voxroyalty.com +1-345-815-3939	info@voxroyalty.com +1-345-815-3939

Cautionary Statements to U.S. Securityholders

This press release and the documents incorporated by reference herein, as applicable, have been prepared in accordance with Canadian standards for the reporting of mineral resource and mineral reserve estimates, which differ from the previous and current standards of the U.S. securities laws. In particular, and without limiting the generality of the foregoing, the terms “mineral reserve”, “proven mineral reserve”, “probable mineral reserve”, “inferred mineral resources,”, “indicated mineral resources,” “measured mineral resources” and “mineral resources” used or referenced herein and the documents incorporated by reference herein, as applicable, are Canadian mineral disclosure terms as defined in accordance with NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) — CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended (the “CIM Definition Standards”).

For U.S. reporting purposes, the U.S. Securities and Exchange Commission (the “SEC”) has adopted amendments to its disclosure rules (the “SEC Modernization Rules”) to modernize the mining property disclosure requirements for issuers whose securities are registered with the SEC under the Exchange Act, which became effective February 25, 2019. The SEC Modernization Rules more closely align the SEC’s disclosure requirements and policies for mining properties with current industry and global regulatory practices and standards, including NI 43-101, and replace the historical property disclosure requirements for mining registrants that were included in SEC Industry Guide 7. Issuers were required to comply with the SEC Modernization Rules in their first fiscal year beginning on or after January 1, 2021. As a foreign private issuer that is eligible to file reports with the SEC pursuant to the multi-jurisdictional disclosure system, the Company is not required to provide disclosure on its mineral properties under the SEC Modernization Rules and will continue to provide disclosure under NI 43-101 and the CIM Definition Standards. Accordingly, mineral reserve and mineral resource information contained or incorporated by reference herein may not be comparable to similar information disclosed by companies domiciled in the U.S. subject to U.S. federal securities laws and the rules and regulations thereunder.

As a result of the adoption of the SEC Modernization Rules, the SEC now recognizes estimates of “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources.” In addition, the SEC has amended its definitions of “proven mineral reserves” and “probable mineral reserves” to be “substantially similar” to the corresponding CIM Definition Standards that are required under NI 43-101. While the SEC will now recognize “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources”, U.S. investors should not assume that all or any part of the mineralization in these categories will be converted into a higher category of mineral resources or into mineral reserves without further work and analysis. Mineralization described using these terms has a greater amount of uncertainty as to its existence and feasibility than mineralization that has been characterized as reserves. Accordingly, U.S. investors are cautioned not to assume that all or any measured mineral resources, indicated mineral resources, or inferred mineral resources that the Company reports are or will be economically or legally mineable without further work and analysis. Further, “inferred mineral resources” have a greater amount of uncertainty and as to whether they can be mined legally or economically. Therefore, U.S. investors are also cautioned not to assume that all or any part of inferred mineral resources will be upgraded to a higher category without further work and analysis. Under Canadian securities laws, estimates of “inferred mineral resources” may not form the basis of feasibility or pre-feasibility studies, except in rare cases. While the above terms are “substantially similar” to CIM Definitions, there are differences in the definitions under the SEC Modernization Rules and the CIM Definition Standards. Accordingly, there is no assurance any mineral reserves or mineral resources that the Company may report as “proven mineral reserves”, “probable mineral reserves”, “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources” under NI 43-101 would be the same had the Company prepared the reserve or resource estimates under the standards adopted under the SEC Modernization Rules or under the prior standards of SEC Industry Guide 7.

Cautionary Note Regarding Forward-Looking Statements and Forward-Looking Information

This press release contains “forward-looking statements”, within the meaning of the U.S. Securities Act of 1933, the U.S. Securities Exchange Act of 1934, the Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation, concerning the business, operations and financial performance and condition of Vox Royalty Corp. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects” or “does not expect”, “is expected”, “anticipates” or “does not anticipate” “plans”, “estimates” or “intends” or stating that certain actions, events or results “ may”, “could”, “would”, “might” or “will” be taken, occur or be achieved) are not statements of historical fact and may be “forward-looking statements”. Forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to materially differ from those reflected in the forward-looking statements.

The forward-looking statements and information in this press release include, but are not limited to, summaries of Silver Mines’ updates provided by management and the potential impact on the Company of such updates, statements regarding expectations for the timing of commencement of development, construction at and/or resource production from the Bowdens Silver Project, expectations regarding the size, quality and exploitability of the resources at the Bowdens Silver Project, future operations and work programs of Silver Mines, the receipt of future royalty payments derived from royalty assets of Vox, anticipated future cash flows and future financial reporting by Vox, and requirements for and operator ability to receive final regulatory approvals, as qpplicable.

Forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to materially differ from those reflected in the forward-looking statements, including but not limited to: the impact of general business and economic conditions, the absence of control over mining operations from which the Company expects to receive royalties from, and risks related to those mining operations, including risks related to international operations, government and environmental regulation, actual results of current exploration activities, conclusions of economic evaluations and changes in project parameters as plans continue to be refined, risks in the marketability of minerals, fluctuations in the price of commodities, fluctuation in foreign exchange rates and interest rates, stock market volatility, as well as those factors discussed in the section entitled “Risk Factors” in the Company’s annual information form for the financial year ended December 31, 2022 available at www.sedar.com.

Should one or more of these risks, uncertainties or other factors materialize, or should assumptions underlying the forward-looking information or statement prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected. Vox cautions that the foregoing list of material factors is not exhaustive. When relying on the Company’s forward-looking statements and information to make decisions, investors and others should carefully consider the foregoing factors and other uncertainties and potential events.

Vox has assumed that the material factors referred to in the previous paragraph will not cause such forward looking statements and information to differ materially from actual results or events. However, the list of these factors is not exhaustive and is subject to change and there can be no assurance that such assumptions will reflect the actual outcome of such items or factors. The forward-looking information contained in this press release represents the expectations of Vox as of the date of this press release and, accordingly, is subject to change after such date. Readers should not place undue importance on forward looking information and should not rely upon this information as of any other date. While Vox may elect to, it does not undertake to update this information at any particular time except as required in accordance with applicable laws.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Technical and Third-Party Information

Except where otherwise stated, the disclosure in this press release is based on information publicly disclosed by project operators based on the information/data available in the public domain as at the date hereof and none of this information has been independently verified by Vox. Specifically, as a royalty investor, Vox has limited, if any, access to the royalty operations. Although Vox does not have any knowledge that such information may not be accurate, there can be no assurance that such information from the project operators is complete or accurate. Some information publicly reported by the project operators may relate to a larger property than the area covered by Vox’s royalty interests. Vox’s royalty interests often cover less than 100% and sometimes only a portion of the publicly reported mineral reserves, mineral resources and production from a property.

References & Notes:

(1)

The Bowdens resource estimate titled “UPDATED MINERAL RESOURCE ESTIMATE FOR BOWDENS SILVER DEPOSIT” was released by Silver Mines Limited via ASX Announcement on March 31, 2023 (link here: https://www.silvermines.com.au/wp-content/uploads/2023/03/2533589.pdf) and was compiled and prepared by Mr Arnold van der Heyden who has the following background:

a.

Mr Arnold van der Heyden is a Director of H & S Consultants Pty Ltd and is a member and Chartered Professional (Geology) of the Australian Institute of Mining and Metallurgy and Silver Mines has stated that he has sufficient experience that is relevant to the style of mineralisation and type of deposit under consideration, and to the activity being undertaken, to qualify as a Competent Person as defined in the 2012 edition of the ‘Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves’ (JORC code).

(2)	The March 31, 2023 Bowdens resource estimate is based on the following technical assumptions and related notes:
a.

Bowdens silver equivalent: Ag Eq (g/t) = Ag (g/t) + 33.48*Pb (%) + 49.61*Zn (%) + 80*Au (g/t) calculated from prices of US$20/oz silver, US$1.50/lb zinc, US$1.00/lb lead, US$1600/oz gold and metallurgical recoveries of 85% silver, 82% zinc and 83% lead, 85% gold estimated from test work commissioned by Silver Mines.

b.

Bowdens Silver Mineral Resource Estimate reported to a 30g/t Ag Eq cut off extends from surface and is trimmed to above 300 metres RL, approximately 320 metres below surface, representing a potential target volume for future open-pit mining and expansion.

c.	In Silver Mines’ opinion, the silver, zinc, gold and lead included in the metal equivalent calculations have a reasonable potential to be recovered and sold.
d.

Stated Mineral Resources are partially inclusive of areas of the total Underground Mineral Resource Estimate at 150 g/t Silver Equivalent (Ag Eq) Cut-off Grade above 300mRL. See Silver Mines ASX announcement dated 5 September 2022 here: https://www.silvermines.com.au/wp-content/uploads/2022/09/02563943.pdf

e.	Variability of summation may occur due to rounding.